UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2018

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                 ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Changes to Management

DBV Technologies S.A. (the “Company”) announced that the board of directors of the Company (the “Board”) has unanimously appointed Daniel Tassé as the Company’s Chief Executive Officer, effective November 29, 2018. At that time, Dr. Pierre-Henri Benhamou will no longer serve as the Chief Executive Officer, but will retain his role as the Chairman of the Board. Dr. Benhamou did not express any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated November 16, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: November 16, 2018	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Deputy Chief Executive Officer

Exhibit 99.1

DBV Technologies Appoints Daniel Tassé as Chief Executive Officer

Daniel brings strong track record of building and leading global organizations and delivering transformative products to patients

Co-founder Dr. Pierre-Henri Benhamou to retire as CEO and serve as Non-Executive Chairman of the Board

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq: DBVT), a clinical-stage biopharmaceutical company, today announced that its Board of Directors has unanimously appointed Daniel Tassé as its Chief Executive Officer (CEO) effective November 29, 2018. Dr. Pierre-Henri Benhamou, who co-founded the Company in 2002, will retire as CEO and serve as Non-Executive Chairman of the Board.

“The Board is very pleased to welcome Daniel, who is a seasoned executive and accomplished leader. He brings a unique blend of operational experience, expertise and passion to DBV, which will be instrumental as he guides the Company through its next phase,” said Dr. Benhamou. “We believe his strategic insights and results-oriented approach will be key as we move toward upcoming regulatory and commercial milestones, while maintaining our mission of serving patients and their families.”

Daniel has a 30-year record of building, growing, and leading global pharmaceutical businesses with extensive experience in bringing innovative therapies to pediatric patients. Prior to joining DBV, he was CEO at Alcresta, where he led the clinical, regulatory, and commercial pathway for the Company’s first product. From 2008 until 2015, Daniel led the transformation of Ikaria, a company focused on developing drugs and devices for critically ill infants. At Ikaria, he significantly grew sales, drove product development and led the global expansion of the business. Daniel also serves on the Board of Directors of innovative pharmaceutical companies, including Regenxbio (NASDAQ: RGNX), a leading gene therapy company, and Indivior (LSE: INDV), a pharmaceutical company focused on the treatment of substance use disorders. He holds a B.Sc. in Biochemistry from Université de Montréal and is fluent in both French and English.

“I am excited to join DBV during this important time as we embark on the potential approval and commercialization of Viaskin Peanut, an investigational treatment for peanut-allergic patients,” said Mr. Tassé. “I look forward to building on the foundation that Dr. Benhamou and the DBV management team have established, while continuing to advance the Company’s innovative Viaskin Platform and its potential application in areas of high unmet medical need.”

DBV recently submitted a Biologics License Application (BLA) to the US Food and Drug Administration (FDA) for Viaskin Peanut for the treatment of peanut allergy in children four to 11 years of age. Viaskin Peanut is DBV’s lead product candidate and is based on epicutaneous immunotherapy (EPIT), a proprietary technology platform that delivers biologically active compounds to the immune system through the skin. There are currently no FDA-approved treatments for peanut allergy.

About Daniel Tassé

Prior to joining DBV, Daniel was Chairman and CEO of Alcresta, a pediatric-focused rare disease biotechnology company. He will work with Alcresta in the near term to ensure an orderly translation of his responsibilities. During his tenure at Alcresta, he led the clinical and regulatory pathway for the pediatric indication of that company’s first product, which he also launched. Prior to joining Alcresta, Daniel was Chairman and CEO of Ikaria, from 2008 until the $2.3 billion sale of the company to Mallinckrodt in April 2015. During his tenure at Ikaria, a critical care company focused on developing drugs and devices for critically ill patients, Daniel transformed the company’s business model, drove significant sales and earnings growth, led the company’s expansion into Asia, and successfully split Ikaria into two companies, Ikaria and Bellerophon Therapeutics, to best leverage the technical, commercial, and financial strengths of those businesses.

Prior to Ikaria, Daniel led the Pharmaceutical Technologies Business Unit of Baxter, a global business with $2 billion in revenue. Before joining Baxter, he was based in Melbourne, Australia, where he was responsible for the Austral-Asian business of GlaxoSmithKline. From 2011 until 2015, he was a member of the Board of Directors of PhRMA, a member of the Healthcare Leadership Council, and a member of the Health Section Governing Board of BIO, where he also Co-Chaired the Bioethics Committee.

Daniel is currently a member of the Board of Directors of Indivior PLC (London Stock Exchange: INDV), where he is the Lead Independent Director, a member of the Audit Committee and a member of the Remuneration Committee; of Bellerophon Therapeutics (NASDAQ: BLPH) where he is a member of the Audit Committee and the Compensation Committee; of Regenxbio (NASDAQ: RGNX) where he is a member of the Compensation Committee; and of HLS Therapeutics (Toronto Stock Exchange: HLSV) where he is a member of the Audit Committee.

He holds a B.Sc. in Biochemistry from Université de Montréal and is fluent in both French and English.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. The Company’s ordinary shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of Viaskin Peanut and the EPIT platform and the anticipate benefits of Mr. Tassé becoming the Company’s Chief Executive Officer. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, as well as those associated with management transitions. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1-646-650-3912

joseph.becker@dbv-technologies.com